June 19, 2008

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mailstop 4561
Washington, DC 20549

Dear Mr. Gordon,

We received your letter dated May 29, 2008, in which you requested our FIN 46(R) analysis with regards to our Company’s management contract for Sonesta Bayfront Hotel, Coconut Grove.  Following is a summary of said analysis.

1.	Background.

In December 2000, Sonesta International Hotels Corporation (“Sonesta”) entered into a management agreement with an owner/developer of a condominium hotel in Coconut Grove, Miami (the “Hotel”).  The Hotel consists of 211 residential units, and other facilities normally part of a luxury hotel including a pool, restaurant, meeting/function facilities, fitness club, parking facilities, etc.  The owner/developer retained ownership of the “Hotel Unit” (which comprises basically all the hotel facilities except for the residential units, the parking, and the common area space). The developer sold the residential units, and the purchasers (“Unit Owners”) have the opportunity to put their units into a voluntary rental program (the “Rental Program”).  Sonesta entered into a management agreement to operate the Hotel Unit and Rental Program as agent for the owner/developer.  The Hotel opened for operations on April 1, 2002.

2.	Management Agreement.

The management agreement between Sonesta and the owner/developer has a 15 year term commencing April 1, 2002.  During this period, Sonesta operates the Hotel as a first class, 4-star hotel and provides all activities in connection with the operation of a luxury hotel, including sales and marketing, staffing, administration, etc.  As compensation for its services, Sonesta is entitled to management and marketing fees equal to 5% of gross revenues of the Hotel Unit and the Rental Program.  Unit Owners who make their Units available to the Rental Program receive rent equal to approximately 43% of gross room revenues generated by their Units.  Sonesta is also entitled to a 25% incentive fee from net operating profits, after payment of all operating expenses and rent to Unit Owners.  In addition, starting in the second year of operations, Sonesta agreed to a minimum annual owner’s return to the developer/owner of $500,000, adjusted annually by increases in the consumer price index.

As of the third year of operations, the owner/developer has the right to terminate the management agreement if Sonesta fails to cure shortfalls against a minimum target return of $1,000,000, adjusted annually by increases in the Consumer Price Index.

3.	Analysis and Conclusion

Sonesta’s management agreement provides for a minimum annual return payable to the Hotel Unit owner/developer.  This performance guarantee does expose Sonesta to possible cash flow variability.  Therefore, Sonesta concluded that the Hotel is a variable interest entity.

The Hotel has three variable interests.  Sonesta receives management and marketing fees equal to 5% of gross revenues and a 25% share of net operating profits.  The Unit Owners receive approximately 43% of gross revenues as rent if they elect to place their units in the Rental Program.  The developer retains 75% of net operating profit, and is entitled to minimum returns from Sonesta.

We reviewed the expected cash flows of the Hotel based on projections prepared at the time we became involved in the project. We determined the distribution of expected cash flows from the Hotel to be as follows (in thousands):

	Year
	1	2	3	4	5
Hotel net operating profit after management and marketing fees to Sonesta	$4,092	$4,728	$5,699	$6,133	$6,598

Distribution:

Incentive Fee Sonesta	214	167	152	198	250

Profit Owner/Developer	644	1,003	1,456	1,598	1,751

Rent to Unit Owners	3,234	3,558	4,091	4,337	4,597

Based on the above projections of the distribution of cash flows from the Hotel Unit and Rental Program, we concluded that Sonesta is not considered the primary beneficiary.  The Unit Owners as a group receive the majority of the expected cash flows from the Hotel.  The Hotel did incur temporary losses, which Sonesta funded, during the initial years of operations.  This was primarily due to the fact that the Hotel opened in April 2002 under much worse business conditions than was originally anticipated, following the events of September 11, 2001.  However, recent results support the initial projections.  The distribution of actual profits achieved during 2007 was as follows (in thousands);

Rent to Unit Owners	$3,946
Incentive Fee Sonesta	240
Profit Owner/Developer	954
$5,140

Projected results for 2008, including actual results achieved through May, indicated that 2008’s cash flow will equal or exceed 2007.

Sonesta’s obligation to fund losses and minimum returns to the owner/developer are mitigated by the fact that the rental program agreements with the Unit Owners are short-term (year to year), so that the owner/developer and Sonesta have the ability to adjust the rent participation.  For example, during 2005, rent due to the Unit Owners was reduced by way of an allocation of marketing costs, which was not provided for in the original agreements with the Unit Owners.  Therefore, it was not initially expected (nor has it actually occurred) that there would be a scenario with sustained losses for a long period of time for which Sonesta would be responsible. Further, we have had no changes in governing documents, etc., which would require Sonesta to reconsider its initial conclusions. The projections, analysis and conclusion were discussed thoroughly with Ernst & Young, our independent auditor at that time, who concurred with our position.

I am available to further discuss these matters, of course.

I acknowledge that Sonesta International Hotels Corporation is responsible for the adequacy and accuracy of the disclosures in its filings.  Any comment from SEC staff or changes to disclosures in response to staff comments does not foreclose the Commission from taking any action with respect to the filings.  Sonesta will not assert staff comments as a defense in any proceedings initiated by The Securities and Exchange Commission or any other person under the federal security laws of the United States.

With kindest regards,

/S/  Boy van Riel
Boy van Riel
VP & Treasurer

BVR/mac